Rule 22c-2 Shareholder Information Agreement
This Agreement is entered into as of March 15, 2007 by and between (i) Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (together, "we" or "us") and (ii) Morgan Stanley Distribution, Inc. and Morgan Stanley Distributors Inc. ("you") in your capacity as the principal underwriter of The Universal Institutional Funds, Inc. or Morgan Stanley Select Dimensions Investment Series, respectively (each a "Fund" and together the "Funds").
WHEREAS, Rule 22c-2 under the Investment Company Act of 1940, as amended, requires mutual funds to enter into "shareholder information agreements" with financial intermediaries that hold fund shares on behalf of other investors in "omnibus accounts" and submit orders to purchase or redeem fund shares on behalf of such investors directly to the fund, its transfer agent or principal underwriter; and
WHEREAS, shares of one or more of the Funds are purchased and redeemed on an omnibus basis directly by our Accounts (as defined below) in connection with for one or more Contracts (as defined below).
NOW, THEREFORE, In consideration of the premises and mutual covenants contained below, the parties hereby agree as follows:
1.    Definitions. As used in this Agreement, the following terms have the following meanings, unless a different meaning is clearly required by the context:
(a)"Account" means an insurance company separate account sponsored or administered by us.
(b)"Business Day" means any day that the New York Stock Exchange is open for trading.
(c)"Confidential Information" includes, but is not limited to: (i) "Nonpublic Personal Information" as defined in Title V of the Gramm-Leach-Bliley Act of 1999 or any successor federal or state statute, and the rules and regulations thereunder, all as may be amended or supplemented from time to time, (ii) "Protected Health Information" as such term is defined in the Health Insurance Portability and Accountability Act of 1996, or any successor federal or state statute, and the rules and regulations thereunder, all as may be amended or supplemented from time to time; and (iii) "Shareholder Information" as such term is defined below.
(d)"Contract" means a variable annuity contract, variable life insurance policy or variable funding agreement issued through an Account.
(e)"Fund Policies" means policies established by the Fund and communicated to us in writing for the purpose of eliminating or reducing potentially harmful market timing or frequent trading in shares of the Fund as described in the Fund's prospectus or statement of additional information as amended from time to time. This term "Fund" does not include any "excepted funds" as defined in Rule 22c-2(b), 17 C.F.R. 270.22c-2(b).

"Indirect Intermediary" means a "financial intermediary" as defined by Rule 22c-2(c)(5)(iii)(excluding any exempted financial intermediary pursuant to Rule 22c-2(c)(1)(iv)) that transmits purchase and redemption orders directly to us on behalf of Shareholders with respect to a Contract invested in a Fund through an Account.
(g)"Shareholder" means (1) the holder of interests in a Contract or (2) a participant in an employee benefit plan with a beneficial interest in a Contract.
(h)"Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to contractual or systematic programs or enrollments such as transfers of assets within a Contract to a Fund as a result of "dollar cost averaging" programs, asset allocation programs and automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) a step-up (or comparable benefit) in Contract value (or comparable benefit base) pursuant to a Contract death benefit or guaranteed minimum withdrawal benefit; or (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, or retirement plan salary reduction contributions, or planned premium payments to the Contract.
(i)"Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to contractual or systematic programs or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of the payment of a death benefit from a Contract.
(j)"written" means any communication other than an oral communication transmitted in paper, electronically or by facsimile.
2.    Agreement to Provide Requested Shareholder Information. Effective as of October 16, 2007, we agree to use our best efforts to provide the following information to you solely for the purpose of facilitating your compliance with Rule 22c-2. Nothing herein, nor any action by us, shall be construed as, or infer that we have undertaken any duty or obligation, whether express or implied, at law or in equity, to detect abusive trading activities pursuant to the Fund Policies. We agree to provide to you, upon prior written request, the following information that is on our books and records (collectively, "Shareholder Information") for all Shareholders that engaged in any purchase, redemption, transfer or exchange transactions in the Fund shares through an Account during the period covered by the request, if known:
(a)the taxpayer identification number ("TIN"), Individual/International Taxpayer Identification Number ("ITIN") or other government issued identifier ("GII);
(b)the individual Contract number or participant account number associated with the Shareholder;

(c)the amount and date(s) and transaction type (purchase, redemption, transfer, or exchange); and
(d)any other data mutually agreed upon in writing.
Unless otherwise specifically requested by you, this Paragraph 2 shall be understood to require us to provide only Shareholder Information relating to Shareholder-Initiated Transfer Purchases and Shareholder-Initiated Transfer Redemptions.
All requests must contain the relevant fund account number, CUSIP. trade amount and date. Requests must be made through NSCC's standard automated facility or sent to us directly via e-mail at 22c2Operations@HartfordLife.com, or such other address we may communicate to you in writing from time to time.
    3.    Period Covered by Request and Frequency of Requests. Requests to
provide Shareholder Information shall set forth the specific period for which it is sought, not to exceed 90 calendar days from the date of the request for which Shareholder Information is sought. You shall not request Shareholder Information more frequently than monthly, or older than 90 calendar days from the date of the request, except as you deem reasonably necessary to investigate compliance with Fund Policies.
    4.    Form and Timing of Response; Procedures Regarding Indirect
Intermediaries. (a) We agree to provide the requested Shareholder Information that is on our books and records to you promptly, but in any event not later than 10 Business Days after receipt of a good order request given in accordance with Paragraph 2 above, which shall contain the fund account number, CUSIP, trade amount and date. If you so request, we agree to use best efforts to promptly determine whether any specific person, identified by you from the requested Shareholder Information, is itself an Indirect Intermediary. Upon your further request, which must be given in accordance with Paragraph 2 above, we agree to use best efforts either to: (i) provide (or arrange to have provided) the requested Shareholder Information from the Indirect Intermediary; or (ii) if the Indirect Intermediary refuses to provide the requested Shareholder Information and you so direct us in writing, restrict or prohibit further purchases of Fund shares by such Indirect Intermediary through the Account. We agree to inform you whether we plan to perform (i) or (ii).
(b)Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.
(c)To the extent reasonably practicable, the format for any Shareholder Information provided to you will be consistent with the NSCC Standardized Data Reporting Format.
    5.    Limitation on Use of Information. You agree that you shall not use the information received pursuant to this Agreement, including any Confidential Information. for any purpose other than to comply with Rule 22c-2. You and your affiliates shall observe applicable state and federal privacy laws, rules and regulations with respect to Confidential Information. You shall safeguard all Confidential Information and promptly notify us of any voluntary or involuntary dissemination thereof. Neither you nor any of your affiliates or subsidiaries may use any information provided pursuant to this Agreement for marketing or solicitation purposes.

    6.    Agreement to Restrict Trading. We agree to execute reasonable, clear and unequivocal written instructions from you given on behalf of the Fund to restrict or prohibit further purchases of Fund shares by a Shareholder that has been identified by you as having engaged in transactions of the Fund's shares (directly or indirectly through an Account) that violate Fund Policies. Unless you specifically direct us otherwise, such restrictions and prohibitions shall apply only to Shareholder-Initiated Transfer Purchases and Shareholder-Initiated Transfer Redemptions. We will execute such restrictions with respect to the Shareholder, but only for the Contract through which such transactions in the Fund's shares occurred. We will not impose any restriction, and nothing in this Agreement shall require that we impose any restriction, on a Shareholder based on any transactions other than transactions in the Fund's shares through an Account. Instructions must be received by us via email at the following address: 22c2Operations@HarfordLife.com, or such other address that we may communicate to you in writing from time to time. Other correspondence may be sent to us at the following address, or such other address that we may communicate to you in writing from time to time:
The Hartford 22c-2 Operations Team, B3W
200 Hopmeadow Street
Simsbury, CT 06089
Fax: 860.380.1931.
    7.    Form of Instructions. Instructions given in accordance with Paragraph 6 shall be given to us via e-mail in a mutually agreed upon file format. The instructions in the file must include:
(a)the fund account number;
(b)the Shareholder's TIN, ITIN or GII, if known;
(c)the specific individual Contract owner number or participant account number (if known) associated with the Shareholder;
(d)the specific restriction(s) to be executed with respect to such Shareholder, including how long such restriction(s) are to remain in place; and
(e)a brief written statement that may be provided to the Shareholder, explaining how the Shareholder's transfer activity violated Fund Policies.
If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.
    8.    Timing of Response. We agree to use reasonable efforts to execute instructions given in accordance with Paragraphs 6 and 7 promptly, but in any event not later than 10 Business Days after receipt of such instructions. We will provide written confirmation to you or your designee as soon as reasonably practicable that instructions have been executed.
    9.    Construction of the Agreement; Fund Participation Agreements. The
parties have entered into one or more Fund Participation Agreements between or among them for the purchase and redemption of shares of the Funds by the Accounts in connection with the Contracts. This Agreement supplements those Fund Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Fund Participation Agreement, the terms of this Agreement shall control.
10.Dispute Resolution. The parties agree to use their best efforts to seek an amicable solution to any controversy or dispute arising under this Agreement. Any unresolved controversy, claim or dispute arising under this Agreement shall be submitted to nonbinding arbitration in accordance with the Commercial Rules of the American Arbitration Association and judgment upon any such award may be entered in and enforced in any court of competent jurisdiction. Arbitration shall be conducted by a single arbitrator who shall have the authority to grant any and all appropriate relief, including, but not limited to, injunctive relief or specific performance; provided, however, the arbitrator shall have no power to award punitive, consequential or statutory damages and the parties shall not seek such relief in any other forum. The arbitrator may make an initial determination of the location of the arbitration or whether proceedings may ensue based entirely upon documentary evidence. Arbitration costs and expenses shall be borne equally by the parties. Each party hereby agrees to waive and suspend enforcement of any and all rights pursuant to this and all related agreements during the pendency of such arbitration proceedings.
11.Termination. This Agreement will terminate upon the termination of the Fund Participation Agreements.
12.Amendment. This Agreement may be modified or amended, and the terms of this Agreement may be waived, only by a writing signed by the parties.
13.Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.
14.Force Majuere. We shall be excused from performance under this Agreement and shall have no liability to any other party hereof or any third person for any period that we are prevented, hindered or unable to perform any of our obligations, in whole or in part, as a result of acts of God, strikes, terrorist activities, power outages (including so-called brown outs), material changes in circumstances or laws, regulations or interpretations of the same affecting any of our obligations hereunder, or other causes beyond our reasonable control; and such non-performance shall not be a default under this Agreement; provided, however, that if any of the above-enumerated circumstances prevent, hinder or delay performance of our obligations for more than sixty (60) Business Days, the Fund may, at its option, terminate this Agreement in accordance with Paragraph 11, above.
15.Counterparts. This Agreement may be executed in one or more counterparts each of which, when taken together, shall constitute a single instrument.
16.Construction. The parties mutually acknowledge that this Agreement represents the collective drafting efforts of each party and therefore any ambiguity shall not be interpreted against the interests of any party.

HARTFORD LIFE INSURANCE COMPANY
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
For and on behalf of self and the Accounts

By:        /s/
Name:        Robert Arena
Title:        SVP

MORGAN STANLEY DISTRIBUTION, INC. on behalf of The Universal Institutional Funds, Inc.
By:        /s/
Name:     Michael P. Kiley
Title:    President and Chief Executive Officer
MORGAN STANLEY DISTRIBUTORS INC. on behalf of Morgan Stanley Select Dimensions Investment Series
By:        /s/
Name:     Michael P. Kiley
Title:    President and Chief Executive Officer
Address for communications:
Morgan Stanley Funds - Rule 22c-2 Compliance
1221 Avenue of the Americas
New York, NY 10020
Attn: Chief Compliance Officer